AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Persuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 30 SEPTEMBER 2016
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
ZAR 1 billion Zero Coupon Deep Discount Notes due Aug 2031	Borrowing	05-Jul-16	14-Jul-16	01-Aug-31	ZAR 275	Daiwa Capital Markets
EUR 25 million Single-Callable zero Note due July 2036	Borrowing	05-Jul-16	14-Jul-16	14-Jul-36	EUR 25	JP Morgan
EUR 25 million Single-Callable zero Note due August 2036	Borrowing	15-Jul-16	01-Aug-16	01-Aug-36	EUR 25	JP Morgan
US$ 1 billion Global Bond 5-year 1.250% due July 2021	Borrowing	19-Jul-16	26-Jul-16	26-Jul-21	USD 1,000	Barclays/ Citi/ GS/ JP Morgan
USD 20 million Multi Callable Zero Coupon due August 2046	Borrowing	20-Jul-16	01-Aug-16	01-Aug-46	USD 20	Commerzbank
GHS 92 million Zero Coupon Note due August 2021	Borrowing	28-Jul-16	04-Aug-16	04-Aug-21	GHS 40	ICBC Standard Bank
JPY 500 million PRDC Callable Notes due August 2046	Borrowing	29-Jul-16	17-Aug-16	01-Aug-46	JPY 500	Mizuho Inter. Plc
JPY 100 million Linked-PRDC Multi Callable Notes due August 2046	Borrowing	29-Jul-16	16-Aug-16	17-Aug-46	JPY 100	BNP Paribas
USD 250 million Global Tap Bond 3-year 1.000% due May 2019	Borrowing	02-Aug-16	09-Aug-16	15-May-19	USD 250	BNP Paribas / RBS
JPY 500 million Callable Capped PRDC Notes due August 2046	Borrowing	03-Aug-16	24-Aug-16	24-Aug-46	JPY 500	Daiwa Capital Markets
GHS 5 million Fixed rate MTN due August 2017	Borrowing	19-Aug-16	30-Aug-16	30-Aug-17	GHS 5	Citigroup Global Market
AUD 35 million Kangaroo due June 2026_Tap 5	Borrowing	24-Aug-16	01-Sep-16	02-Jun-26	AUD 35	Mizuho Inter. Plc
IDR 58 billion Zero Coupon Bond 3-year due September 2019 ''Improve the quality of life for the people of Africa"	Borrowing	24-Aug-16	26-Sep-16	27-Sep-19	IDR 48,952	BNP Paribas
GHS 36.11 million Zero Coupon Notes 4-year due September 2020	Borrowing	25-Aug-16	08-Sep-16	08-Sep-20	GHS 20	JP Morgan
ZAR 1 billion Zero Coupon Deep Discount Notes due September 2036	Borrowing	02-Sep-16	09-Sep-16	09-Sep-36	ZAR 210	JP Morgan
ZAR 1 billion Zero Coupon Deep Discount Notes due September 2031	Borrowing	06-Sep-16	15-Sep-16	15-Sep-31	ZAR 273	Daiwa Capital Markets
AUD 25 million Kangaroo due June 2026_Tap 6	Borrowing	06-Sep-16	13-Sep-16	02-Jun-26	AUD 25	Nomura
USD 50 million Multi Callable Zero Coupon due September 2046	Borrowing	09-Sep-16	22-Sep-16	22-Sep-46	USD 50	JP Morgan
US$ 1 billion Global Bond 3-year 1.125% due September 2019	Borrowing	14-Sep-16	20-Sep-16	20-Sep-19	USD 1,000	Barclays/ BofA Merrill Lynch/ J.P. Morgan/ TD Securities
NGN 3.5 billion FX-Linked USD Settled Note Issue due Sep-2021	Borrowing	15-Sep-16	22-Sep-16	22-Sep-21	NGN 3,500	ICBC Standard Bank Plc
USD 100 million on 1.375% February 2020_Tap	Borrowing	19-Sep-16	23-Sep-16	12-Feb-20	USD 100	Natixis
JPY 100 million Fixed to FX Linked Callable Dual Currency Note due August 2026	Borrowing	23-Sep-16	14-Oct-16	01-Aug-26	JPY 100	SMBC Nikko Capital Markets Limited
Euro 750 Million 0.125% Benchmark due 7 October 2026	Borrowing	30-Sep-16	07-Oct-16	07-Oct-26	EUR 750	Barclays/ Goldman Sachs International / SG CIB

ECP transactions

No ECP transactions were executed during the Quarter.

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Matured bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
JPY 1.2 billion PRDC Notes	05-Jul-01	25-Jul-01	25-Jul-16	JPY 1,200
TRY 20 million fixed rate note Tranche 1	28-Jun-11	27-Jul-11	27-Jul-16	TRY 20
TRY 20 million fixed rate note Tranche 2	30-Jun-11	27-Jul-11	27-Jul-16	TRY 20
TRY 20 million fixed rate note Tranche 3	12-Jul-11	27-Jul-11	27-Jul-16	TRY 20
TRY 20 million fixed rate note Tranche 4	20-Jul-11	27-Jul-11	27-Jul-16	TRY 20
TRY 20 million fixed rate note	01-Aug-11	25-Aug-11	25-Aug-16	TRY 20
TRY 30 million fixed rate note Tranche 2	05-Aug-11	25-Aug-11	25-Aug-16	TRY 30
USD 1.25 billion Global 5-year	24-Aug-11	02-Sep-11	02-Sep-16	USD 1,250
BRL 515 million Fixed Rate Uridashi Education Bond	04-Sep-13	12-Sep-13	12-Sep-16	BRL 515

Buyback transactions

The Bank did not execute any buyback during the Quarter.

Callable bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)	Call Date	Dealer
USD 100 million Fixed Rate Callable Step-Up Notes	27-Jan-16	17-Feb-16	1-Feb-21	USD 100	1-Aug-16	Royal Bank of Canada

2. Attached hereto please find two copies of the Bank's regular quarterly financial statements for the period ended 30 September 2016.

3. With regards to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Hassatou Diop N'Sele

Treasurer